Exhibit 99.1

Franco-Nevada To Release Second Quarter 2015 Results

Second Quarter Results Release:	August 10th after market close

Conference Call and Webcast:	August 11th 10:00 am ET

Dial-in Numbers:	Toll-Free: 1-888-231-8191
International: 647-427-7450

Webcast: A live audio webcast will be accessible at www.franco-nevada.com

A conference call replay will be available until August 18th, 2015 at the following numbers:

Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 74539637

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell
Director, Corporate Affairs
416-306-6328
info@franco-nevada.com